GETTY COPPER INC.

December 12, 2008

Mr. Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:

Getty Copper Inc. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2007

Filed July 15, 2008

Form 6-K furnished May 8, 2008

Response letter dated October 17, 2008

File No: 000-29578

Dear Mr. Hiller:

This letter is in response to comments made by the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to the Company of November 3, 2008.  The Company will attempt to answer each comment raised by the Staff in the sequence set forth in your letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

General

1.

We have read your response to prior comment 1, indicating that you will amend the Form 20-F to include the financial statements and the U.S. GAAP reconciliations in the document. However, you also state that you will reference the financial information as an exhibit. Please be advised that you may either include the financial statements and the U.S. GAAP reconciliation in the main body of the document or attach this financial information as an exhibit if it is your intent to incorporate it by reference.

The Company’ Response to Comment No. 1

The Company will include the financial statements and the U.S. GAAP reconciliation in the main body of its amended Form 20-F, which has been furnished to the Staff along with this response letter.

Mr. Karl Hiller

Securities and Exchange Commission

Controls and Procedures, page 48

2.

We note in response to our prior comment 3 you now indicate that you evaluated the effectiveness of your disclosure controls and procedures as of December 31, 2007. However, you continue to state your certifying officers have concluded that your disclosure controls and procedures are effective in timely alerting management to material information relating to the Registrant required to be included in its periodic SEC filings. As indicated in our prior comment 3, when stating your conclusion of effectiveness, you reflect a limitation on your conclusion by not disclosing the complete definition of the term disclosure controls and procedures. Please revise to clarify whether your disclosure controls and procedures were effective or not effective as of December 31, 2007, without qualifications (i.e. not associating that conclusion with a particular aspect of design).

The Company’s Response to Comment No. 2

The Company has revised its disclosure under Item 15T(a) of its amended Form 20-F to clarify that its management has concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2007.  The revised Item 15T(a) disclosure pertaining to “disclosure controls and procedures” will read as follows:

(a)

DISCLOSURE CONTROLS AND PROCEDURES

As required by Rule 13a-15(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), the Registrant carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2007, being the date of the Registrant’s most recently completed fiscal year.  This evaluation was carried out under the supervision and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective in timely alerting management to material information relating to the Registrant required to be included in its periodic SEC filings.

However, in light of management’s failure to provide its annual report on the Registrant’s internal control over financial reporting within the Registrant’s Form 20-F annual report for fiscal year ended December 31, 2007 that was filed on July 15, 2008, the Chief Executive Officer and Chief Financial Officer now conclude that the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) were not for that reason effective as of the end of fiscal year ended December 31, 2007.

3.

We have reviewed your response to prior comment 4 and your proposed disclosures related to your management’s assessment of internal control over financial reporting. Please note your management is required to perform an assessment of internal controls over financial reporting as of December 31, 2007 to comply with Item 15T of Form 20-F. However, as a non-accelerated filer you are not required to provide an attestation report from your independent auditors on your internal control over financial reporting as of December 31, 2007. Therefore, we reissue our prior comment 4. For further guidance please refer to Release Nos. 33-8934 and 34-58028 which may be found on our website at:

www.gettycopper.com	1000 Austin Ave., Coquitlam, B.C., Canada V3K 3P1 Tel:(604) 931-3231 Fax: (604) 931-2814 TSX Venture Exchange: GTC	E-mail: getty@telus.net

Mr. Karl Hiller

Securities and Exchange Commission

http://www.sec.gov/rules/final/2008/33-8934.pdf.

We also note your proposed disclosure indicating that your certifying officers conducted an evaluation of your internal control over financial reporting to determine whether any changes occurred during the fourth quarter of 2007 that had materially affected or was reasonably likely to affect your internal control over financial reporting. The guidance in Item 15T(c) does not require any evaluation of changes in internal control over financial reporting. However, it requires you to disclose any change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Please contact us by telephone if you have questions regarding this comment.

The Company’s Response to Comment No. 3

The Company’s management has conducted an evaluation of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2007 as required by Item 15T(b) of Form 20-F. Based on its evaluation of the Company’s internal control over financial reporting, the Company’s management has concluded that the Company’s internal control over financial reporting was effective for the fiscal year ended December 31, 2007.  Accordingly, the Company has revised its disclosure under Item 15T(b) and (c) of its amended Form 20-F pertaining to “management’s annual report on internal control over financial reporting” and “changes in internal control over financial reporting” to read as follows:

(b) MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act. The Registrant’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As part of its evaluation of the effectiveness of the Registrant’s internal control over financial reporting as required by Rule 13a-15(c) or Rule 15d-15(d) under the Exchange Act, the Corporation utilized the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control – Integrated Framework.

Management has evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness, as of the end of the fiscal year ended December 31, 2007, of the Registrant’s internal control over financial reporting. Based on that evaluation, management concluded that, as of the end of the period covered by this Annual Report, the Registrant’s internal control over financial reporting is effective.

www.gettycopper.com	1000 Austin Ave., Coquitlam, B.C., Canada V3K 3P1 Tel:(604) 931-3231 Fax: (604) 931-2814 TSX Venture Exchange: GTC	E-mail: getty@telus.net

Mr. Karl Hiller

Securities and Exchange Commission

This Annual Report does not include an audit or attestation report of the Registrant’s registered public accounting firm regarding our internal control over financial reporting. Management's report was not subject to an audit or attestation by the Registrant’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Registrant to provide only management's report in this Annual Report.

(c) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Registrant’s internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(c) or Rule 15d-15(d) of the Exchange Act that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal controls over financial reporting.

4.

As stated in our prior comment 5, given management’s failure to provide its report on internal control over financial reporting, you would need to clarify that because of this failure, you must now conclude that your disclosure controls and procedures were not effective as of the end of the fiscal year covered by your report. Please contact us by telephone if you have questions regarding this comment.

The Company’s Response to Comment No. 4

Please see the Company’s response to Comment No. 2 above.

Form 6-K Submitted on May 8, 2008

Financial Statements

Note 12 Differences between Canadian and United States Accounting Principles

Flow-through Shares and Escrowed Shares & Balance Sheets

5.

We have read your response to prior comments 11 and 13 indicating the adjustments to contributed surplus and share capital relate to transactions involving flow-through shares and escrowed shares from prior years. Please expand your disclosure to clarify the US GAAP adjustments made to these equity accounts relate to differences in accounting for flow-through shares and restricted shares in prior periods that carryforward to the current balance sheets being presented.

www.gettycopper.com	1000 Austin Ave., Coquitlam, B.C., Canada V3K 3P1 Tel:(604) 931-3231 Fax: (604) 931-2814 TSX Venture Exchange: GTC	E-mail: getty@telus.net

Mr. Karl Hiller

Securities and Exchange Commission

The Company’s Response to Comment No. 5

The Company has expanded its disclosure under Note 12(b) and (c) to its financial statements for fiscal year ended December 31, 2007 to clarify that the US GAAP adjustments made to contributed surplus and share capital relate to differences in accounting for flow-through shares and restricted shares in fiscal years prior to those presented in the financial statements for fiscal year ended December 31, 2007.  This expanded disclosure will reads as follows:

12. United States accounting principles – continued

b) Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Canadian Income Tax Act) and renounce the related income tax deductions to the investors. Under Canadian GAAP, which was codified in March, 2004, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under US GAAP, SFAS 109, “Accounting for Income Taxes” (SFAS109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized initially for the premium paid by the investors.

For US GAAP purposes, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense. For US GAAP purposes the Company does not have temporary differences as a result of the policy to expense costs related to mineral properties, therefore all future income taxes related to renouncements for Canadian GAAP are reversed through the statements of operations for US GAAP purposes.

The historical reconciling items disclosed herein are in respect to the reversal of the required Canadian GAAP treatment of flow-through share issuances and renunciations in fiscal years prior to those presented in these financial statements.

c) Escrowed Shares

Historically, under US GAAP, compensation expense was recognized when common shares were released from escrow to the extent that their fair value exceeded their issuance price, and when their release was contingent upon the performance of the issuer and/or recipient.  Under Canadian GAAP no transaction is recorded when the shares are released from escrow, however, TSX-Venture Exchange policy no longer allows shares to be released from escrow for any reason except the passage of time.  Accordingly, no current or future US/Canadian GAAP differences are expected to occur in this area.

As in the case of flow through shares, the “US adjustments” disclosed in the accompanying reconciliation relate to escrowed shares released in fiscal years prior to those presented in these financial statements.

www.gettycopper.com	1000 Austin Ave., Coquitlam, B.C., Canada V3K 3P1 Tel:(604) 931-3231 Fax: (604) 931-2814 TSX Venture Exchange: GTC	E-mail: getty@telus.net

Mr. Karl Hiller

Securities and Exchange Commission

The Company confirms that:

•

It is responsible for the adequacy and accuracy of the disclosure in its Form 20-F filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 20-F filing; and

•

It may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

GETTY COPPER INC.

Per: /s

Donald Willoughby, CA

Chief Financial Officer

www.gettycopper.com	1000 Austin Ave., Coquitlam, B.C., Canada V3K 3P1 Tel:(604) 931-3231 Fax: (604) 931-2814 TSX Venture Exchange: GTC	E-mail: getty@telus.net